100 Pearl Street, Hartford, CT 06103	800.248.7971	VIRTUS.COM

December 7, 2012

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention:        Brion Thompson, Division of Investment Management

Re:	Virtus Opportunities Trust
File Nos. 033-65137 and 811-07455
Post-Effective Amendment No. 58

Dear Mr. Thompson:

Thank you for your telephonic comments on November 27, 2012 regarding the above-referenced post-effective amendment to the registration statement on Form N-1A for Virtus Opportunities Trust (“Registrant”), filed with the Securities and Exchange Commission (the “Commission”) on October 4, 2012. Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in a subsequent post-effective amendment to be filed under Rule 485(b) upon the automatic effectiveness of our previous filing on December 18, 2012.

Comment 1. Cover page of Prospectus. The Staff notes the inclusion of blank spaces for Class B and Class T Shares in the ticker symbol table; however, series/class identifiers for these share classes were not included with the post-effective amendment filing. Please explain.

Response 1. References to Class B and Class T on the cover page were included in error; we are not registering these share classes for these three new funds. We will remove the references from the prospectus cover for these three funds.

Comment 2. Virtus Disciplined Select Bond Fund, page 1, Fees and Expenses. In your response letter, please confirm that the agreement reflecting the expense limitation described in footnote (d) to the table is or will be filed as part of the registration statement. (Comment applies to all three funds.)

Response 2. It is our practice to file the funds’ expense limitation agreement as part of the registration statement and we will do so for these funds in a subsequent filing.

Comment 3. Virtus Disciplined Select Bond Fund, Principal Investment Strategies, page 2. Please provide additional explanation/clarify as to what is meant by the phrases “excess returns (alpha)” and “capturing relative performance opportunities between Treasuries, TIPs and Corporate Bonds.”

Response 3. We have simplified and revised the disclosure, eliminating the referenced phrases. (Please see the appendix to this letter for the revised Item 4 disclosure; the Item 9 disclosure will be similarly revised.)

Comment 4. Virtus Disciplined Select Bond Fund, Principal Investment Strategies, page 2. Since the fund uses the term “bond” in its name, please add disclosure that the fund will invest at least 80% of its assets in bonds, as required by the SEC name rule.

Response 4. We have revised the disclosure as requested. (Please see the appendix to this letter for the revised Item 4 disclosure; the Item 9 disclosure will be similarly revised.)

Comment 5. Virtus Disciplined Select Bond Fund, Principal Investment Strategies, page 2. With respect to the first sentence of the second full paragraph, please redraft to use Plain English.

Response 5. We have revised the disclosure as requested. (Please see the appendix to this letter for the revised Item 4 disclosure; the Item 9 disclosure will be similarly revised.)

Comment 6. Virtus Disciplined Select Bond Fund, Principal Investment Strategies, page 2. In the first sentence of the third full paragraph, please clarify what is meant by the phrase “securities representative of its sector of the fixed income market.”

Response 6. We have revised the disclosure to clarify that the securities referenced will be representative of the ETFs. (Please see the appendix to this letter for the revised Item 4 disclosure; the Item 9 disclosure will be similarly revised.)

Comment 7. Virtus Disciplined Select Bond Fund, Principal Investment Strategies, page 2. With respect to the second sentence of the third full paragraph, in your response letter, please clarify whether this strategy describes the fund’s temporary defensive strategy.

Response 7. The referenced disclosure is not a description of the fund’s temporary defensive strategy, but rather a statement that under certain circumstances, such as regulatory limitations with respect to an investment in an unaffiliated fund (ETF), the fund may invest in a basket of fixed income securities representative of a particular ETF rather than investing directly in the ETF.

Comment 8. Virtus Disciplined Select Bond Fund, Principal Investment Strategies, page 2. With respect to the last sentence of the third full paragraph, in your response letter, please clarify whether this strategy describes the fund’s temporary defensive strategy.

Response 8. We have removed the referenced disclosure as it is not a component of the fund’s principal investment strategies.

Comment 9. Virtus Disciplined Select Bond Fund, Principal Risks, page 2. Regarding your use of “Fund of Funds Risk,” please clarify how the fund’s principal strategies reflect operations of a fund of funds.

Response 9. Generally, the fund’s allocations to the various sectors of the fixed income market will be made through investments in ETFs representing those sectors. Since ETFs are regulated investment companies or “funds,” the fund will in fact operate as a “fund of funds.” Accordingly, we have included “Fund of Funds Risk” as a principal risk of the fund.

Comment 10. Virtus Disciplined Equity Style Fund, Principal Investment Strategies, page 5. Please provide additional explanation/clarify as to what is meant by the phrases “excess returns (alpha)” and “identifying and capturing relative outperformance between the growth and value equity styles.” Please also provide additional explanation/clarify as to what is meant by the statement “alpha generated by the fund will depend on…the magnitude and persistence of relative growth/value trends in the U.S. equity market.”

Response 10. We have simplified and revised the disclosure, eliminating the referenced phrases. (Please see the appendix to this letter for the revised Item 4 disclosure; the Item 9 disclosure will be similarly revised.)

Comment 11. Virtus Disciplined Equity Style Fund, Principal Investment Strategies, page 5. Since the fund uses the term “equity” in its name, please add disclosure that the fund will invest at least 80% of its assets in equities, as required by the SEC name rule.

Response 11. We have revised the disclosure as requested. (Please see the appendix to this letter for the revised Item 4 disclosure; the Item 9 disclosure will be similarly revised.)

Comment 12. Virtus Disciplined Equity Style Fund, Principal Investment Strategies, page 5. With respect to the first sentence of the second full paragraph, please redraft to use Plain English.

Response 12. We have revised the disclosure as requested. (Please see the appendix to this letter for the revised Item 4 disclosure; the Item 9 disclosure will be similarly revised.)

Comment 13. Virtus Disciplined Equity Style Fund, Principal Investment Strategies, page 5. In the first sentence of the third full paragraph, please clarify what is meant by the phrase “securities representative of its subset of the U.S. equity market.”

Response 13. We have revised the disclosure to clarify that the securities referenced will be representative of the ETFs. (Please see the appendix to this letter for the revised Item 4 disclosure; the Item 9 disclosure will be similarly revised.)

Comment 14. Virtus Disciplined Equity Style Fund, Principal Investment Strategies, page 5. With respect to the second sentence of the third full paragraph, in your response letter, please clarify whether this strategy describes the fund’s temporary defensive strategy.

Response 14. The referenced disclosure is not a description of the fund’s temporary defensive strategy, but rather a statement that under certain circumstances, such as regulatory limitations with respect to an investment in an unaffiliated fund (ETF), the fund may invest in a basket of equity securities representative of a particular ETF rather than investing directly in the ETF.

Comment 15. Virtus Disciplined Equity Style Fund, Principal Investment Strategies, page 5. With respect to the last sentence of the third full paragraph, in your response letter, please clarify whether this strategy describes the fund’s temporary defensive strategy.

Response 15. We have removed the referenced disclosure as it is not a component of the fund’s principal investment strategies.

Comment 16. Virtus Disciplined Equity Style Fund, Principal Risks, page 5. Regarding your use of “Fund of Funds Risk,” please clarify how the fund’s principal strategies reflect operations of a fund of funds.

Response 16. Generally, the fund’s allocations to the growth or value classifications of the equity market will be made through investments in ETFs representing those classifications. Since

ETFs are regulated investment companies or “funds,” the fund will in fact operate as a “fund of funds.” Accordingly, we have included “Fund of Funds Risk” as a principal risk of the fund.

Comment 17. Virtus Disciplined Select Country Fund, Principal Investment Strategies, page 8. Please provide additional explanation/clarify as to what is meant by the phrase “excess returns (alpha) over…with downside protection.”

Response 17. We have simplified and revised the disclosure, eliminating the referenced phrase. (Please see the appendix to this letter for the revised Item 4 disclosure; the Item 9 disclosure will be similarly revised.)

Comment 18. Virtus Disciplined Select Country Fund, Principal Investment Strategies, page 8. In your response, please state whether or not the fund will make investment decisions based on a growth or value style strategy.

Response 18. The fund does not consider “growth” vs. “value” when making an investment decision.

Comment 19. Virtus Disciplined Select Country Fund, Principal Investment Strategies, page 8. With respect to the second and third paragraphs, please redraft to use Plain English.

Response 19. We have revised the disclosure as requested. (Please see the appendix to this letter for the revised Item 4 disclosure; the Item 9 disclosure will be similarly revised.)

Comment 20. Virtus Disciplined Select Country Fund, Principal Investment Strategies, page 8. With respect to the first sentence of the fourth paragraph, in your response letter, please clarify whether this strategy describes the fund’s temporary defensive strategy.

Response 20. The referenced disclosure is not a description of the fund’s temporary defensive strategy, but rather a statement that under certain circumstances, such as regulatory limitations with respect to an investment in an unaffiliated fund (ETF), the fund may invest in a basket of equity securities representative of a particular ETF rather than investing directly in the ETF.

Comment 21. Virtus Disciplined Select Country Fund, Principal Investment Strategies, page 5. With respect to the last sentence of the fourth paragraph, in your response letter, please clarify whether this strategy describes the fund’s temporary defensive strategy.

Response 21. We have removed the referenced disclosure as it is not a component of the fund’s principal investment strategies.

Comment 22. Virtus Disciplined Select Country Fund, Principal Risks, page 8. In light of the fund’s ability to invest in issuers of any capitalization, please add small- and mid-capitalization companies risk disclosure.

Response 22. We have added the requested disclosure.

Comment 23. Virtus Disciplined Select Country Fund, Principal Risks, page 8. If the fund will invest in emerging market countries, please add emerging markets risk disclosure. If not, please so state in your response letter.

Response 23. The fund will invest in ETFs and/or securities representing the countries contained in the MSCI EAFE Index, which does not include emerging markets countries. Therefore, we have made no change in response to this comment.

Comment 24. Virtus Disciplined Select Country Fund, Principal Risks, page 5. Regarding your use of “Fund of Funds Risk,” please clarify how the fund’s principal strategies reflect operations of a fund of funds.

Response 24. Generally, the fund’s allocations to countries contained in the MSCI EAFE® Index will be made through investments in ETFs representing those countries. Since ETFs are regulated investment companies or “funds,” the fund will in fact operate as a “fund of funds.” Accordingly, we have included “Fund of Funds Risk” as a principal risk of the fund.

Comment 25. Part B. The Staff notes that certain required fund-specific disclosure was missing from the updates provided in the supplements to Part B. Please confirm that the fund will file a subsequent post-effective amendment containing all fund-specific disclosure required by Form N-1A.

Response 25. The fund intends to file a post-effective amendment containing all fund-specific disclosure required by Form N-1A under Rule 485(b) upon effectiveness of this registration statement for the new funds.

Comment 26. Part C, Exhibit j. The Staff notes that incorporation by reference of the auditor’s consent is not permitted. Please file a new consent of independent registered public accounting firm.

Response 26. The Registrant will file a new Exhibit j with its post-effective amendment filed under Rule 485(b) upon effectiveness of this registration statement for the new funds.

Consistent with SEC Release 2004-89, the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in its filings;

•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and thus this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact Ann Flood at (860) 263-4746 or the undersigned at (860) 263-4791. Thank you.

Best regards,

/s/ Kevin J. Carr

Kevin J. Carr

cc:	Ann Flood
Jennifer Fromm

Investments, Risks and Performance

Principal Investment Strategies

The fund seeks to maximize total return over a full market cycle in the bond market by tactically allocating net assets among six subsectors within the broad Treasury, TIPS and Corporate classifications of the bond market as set forth below:

Treasuries:

•	Short term U.S. Treasury Securities (1-3 year maturities)

•	Medium term U.S. Treasury Securities (7-10 year maturities)

•	Long term U.S. Treasury securities (20+ year maturities)

Treasury Inflation Protected Securities (TIPS):

•	TIPS

Corporate Bonds:

•	Investment Grade Corporate Bonds

•	High Yield Corporate Securities (Junk Bonds)

Allocations are based on a quantitative model that estimates performance trends for each pairing of these six subsectors of the bond market relative to each other and uses these estimates to generate, on a weekly basis, a positive or negative signal for each of the broad Treasury, TIPs and Corporate classifications. The classifications with positive signals will receive allocations, whereas the classifications with negative signals will not.

Each allocation may be invested in ETFs and/or baskets of securities representative of such ETFs. The fund may invest in a basket of securities to represent an ETF if it determines that investment in the ETF is not feasible or otherwise not in the best interest of the fund. Under normal circumstances, the fund intends to invest at least 80% of its assets in ETFs and/or securities representative of the bond market.

Principal Risks

The fund may not achieve its objective, and it is not intended to be a complete investment program. The value of the fund’s investments that supports your share value may decrease. If between the time you purchase shares and the time you sell shares the value of the fund’s investments decreases, you will lose money. Investment values can decrease for a number of reasons. Conditions affecting the overall economy, specific industries or companies in which the fund invests can be worse than expected, and investments may fail to perform as the subadviser expects. As a result, the value of your shares may decrease. The principal risks of investing in the fund are:

>

Credit Risk. The risk that the issuer of a security will fail to pay interest or principal in a timely manner, or that negative perceptions of the issuer’s ability to make such payments will cause the price of the security to decline.

>

Exchange-Traded Funds (ETFs) Risk. The risk that the value of an ETF will be more volatile than the underlying portfolio of securities the ETF is designed to track, or that the costs to the fund of owning shares of the ETF will exceed those the fund would incur by investing in such securities directly.

>

Fund of Funds Risk. The risk that the underlying funds in which the fund invests will expose the fund to negative performance and additional expenses associated with investment in such funds, and increased volatility.

>

High Yield-High Risk Fixed Income Securities (Junk Bonds) Risk. The risk that the issuers of high yield-high risk securities in the fund’s portfolio will default, that the prices of such securities will be volatile, and that the securities will not be liquid.

>	Interest Rate Risk. The risk that when interest rates rise, the values of the fund’s debt securities, especially those with longer maturities, will fall.

>

Market Volatility Risk. The risk that the value of the securities in which the fund invests may go up or down in response to the prospects of individual companies and/or general economic conditions. Price changes may be temporary or may last for extended periods.

>

U.S. Government Securities Risk. The risk that U.S. Government securities in the fund’s portfolio will be subject to price fluctuations, or that an agency or instrumentality will default on an obligation not backed by the full faith and credit of the United States.

2	Virtus Disciplined Select Bond Fund

Investments, Risks and Performance

Principal Investment Strategies

The fund seeks to outperform the Russell 3000® Index over a full market cycle in the U.S. equity market by tactically allocating net assets among six subsets of the U.S. equity universe that make up the growth and value equity styles as set forth below.

Growth:

•	Large-Cap Growth

•	Mid-Cap Growth

•	Small-Cap Growth

Value:

•	Large-Cap Value

•	Mid-Cap Value

•	Small-Cap Value

Allocations are based on a quantitative model that estimates performance trends for each pairing of these six subsets of the U.S. equity market relative to each other and uses these estimates to determine, on a weekly basis, whether the Growth or Value style is better positioned. The fund will invest assets in the equity style with the favorable aggregate score relative to the other style. The ability of the fund to outperform the Russell 3000® Index will depend on, among other things, the length of time and degree to which Growth stocks outperform Value stocks or Value stocks outperform Growth stocks in the U.S. equity markets.

Each allocation may be invested in ETFs and/or baskets of securities representative of such ETFs. The fund may invest in a basket of securities to represent an ETF if it determines that investment in the ETF is not feasible or otherwise not in the best interest of the fund. Under normal circumstances, the fund intends to invest at least 80% of its assets in ETFs and/or securities representative of the U.S. equity market.

Principal Risks

The fund may not achieve its objective, and it is not intended to be a complete investment program. The value of the fund’s investments that supports your share value may decrease. If between the time you purchase shares and the time you sell shares the value of the fund’s investments decreases, you will lose money. Investment values can decrease for a number of reasons. Conditions affecting the overall economy, specific industries or companies in which the fund invests can be worse than expected, and investments may fail to perform as the subadviser expects. As a result, the value of your shares may decrease. The principal risks of investing in the fund are:

>

Equity Securities Risk. The risk that events negatively affecting issuers, industries or financial markets in which the fund invests will impact the value of the stocks held by the fund and thus, the value of the fund’s shares over short or extended periods.

>

Exchange-Traded Funds (ETFs) Risk. The risk that the value of an ETF will be more volatile than the underlying portfolio of securities the ETF is designed to track, or that the costs to the fund of owning shares of the ETF will exceed those the fund would incur by investing in such securities directly.

>

Fund of Funds Risk. The risk that the underlying funds in which the fund invests will expose the fund to negative performance and additional expenses associated with investment in such funds, and increased volatility.

>	Growth Stocks Risk. The risk that the fund will underperform when growth investing is out of favor or that the fund’s investments will not appreciate as anticipated.

>

Market Volatility Risk. The risk that the value of the securities in which the fund invests may go up or down in response to the prospects of individual companies and/or general economic conditions. Price changes may be temporary or may last for extended periods.

>	Small and Medium Market Capitalization Companies. Investments in small and medium market capitalization companies may be more volatile than investments in larger companies.

>	Value Stocks Risk. The risk that the fund will underperform when value investing is out of favor or that the fund’s investments will not appreciate in value as anticipated.

Virtus Disciplined Equity Style Fund	5

Investments, Risks and Performance

Principal Investment Strategies

The fund seeks to outperform the MSCI EAFE® Index over a full market cycle by tactically allocating net assets among countries included in the MSCI EAFE® Index. In pursuing this strategy, the fund maintains an emphasis on preservation of capital.

Allocations are based on a quantitative model that provides a positive or negative signal, on a weekly basis, for each country evaluated. Countries with positive signals will receive allocations approximating their relative weights in the MSCI EAFE® Index. The remaining portfolio assets will be allocated to the subadviser’s “minimum volatility portfolio,” which is designed to limit downside risk. The minimum volatility portfolio is allocated equally among the four countries that, in the subadviser’s opinion, have exhibited the lowest volatility pattern historically. To mitigate concentration, geographic, and political risk, the four countries in the minimum volatility portfolio cannot be from the same geographic or political region.

Each allocation may be invested in ETFs and/or baskets of securities representative of such ETFs. The fund may invest in a basket of securities to represent an ETF if it determines that investment in the ETF is not feasible or otherwise not in the best interest of the fund. The fund may invest in issuers of any capitalization.

Principal Risks

The fund may not achieve its objective, and it is not intended to be a complete investment program. The value of the fund’s investments that supports your share value may decrease. If between the time you purchase shares and the time you sell shares the value of the fund’s investments decreases, you will lose money. Investment values can decrease for a number of reasons. Conditions affecting the overall economy, specific industries or companies in which the fund invests can be worse than expected, and investments may fail to perform as the subadviser expects. As a result, the value of your shares may decrease. The principal risks of investing in the fund are:

>

Equity Securities Risk. The risk that events negatively affecting issuers, industries or financial markets in which the fund invests will impact the value of the stocks held by the fund and thus, the value of the fund’s shares over short or extended periods. Investments in smaller companies may be more volatile than investments in larger companies.

>

Exchange-Traded Funds (ETFs) Risk. The risk that the value of an ETF will be more volatile than the underlying portfolio of securities the ETF is designed to track, or that the costs to the fund of owning shares of the ETF will exceed those the fund would incur by investing in such securities directly.

>	Foreign Investing Risk. The risk that the prices of foreign securities may be more volatile than those of their domestic counterparts.

>

Fund of Funds Risk. The risk that the underlying funds in which the fund invests will expose the fund to negative performance and additional expenses associated with investment in such funds, and increased volatility.

>

Market Volatility Risk. The risk that the value of the securities in which the fund invests may go up or down in response to the prospects of individual companies and/or general economic conditions. Price changes may be temporary or may last for extended periods.

>	Small and Medium Market Capitalization Companies. Investments in small and medium market capitalization companies may be more volatile than investments in larger companies.

Performance Information

The fund has not had a full calendar year of operations; therefore, performance information is not shown.

Management

The fund’s investment adviser is Virtus Investment Advisers, Inc. (“VIA”).

The fund’s subadviser is Newfound Investments, LLC, (Newfound).

Portfolio Management

>	Corey Hoffstein, Chief Investment Officer and Portfolio Manager at Newfound, is a manager of the fund. Mr. Hoffstein has been Portfolio Manager since inception in December 2012.

>	Amy Robinson, Managing Director at Newfound, is a manager of the fund. Ms. Robinson has been Portfolio Manager since inception in December 2012.

8	Virtus Disciplined Select Country Fund